SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 1, 2005, for the month of January, 2005

TELENOR ASA

(Registrant’s name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

26.01.05 09:00 TEL RESTRUCTURE GROUP MANAGEMENT

Mr. Morten Karlsen Sørby is given the full responsibility for Telenor`s activities in mobile and fixed communications in the Nordic region.

After the restructuring, Telenor`s Group Management will consist of:

Chief Executive Officer Jon Fredrik Baksaas
Senior Vice Executive President and CFO Torstein Moland
Senior Vice Executive President and head of Telenor
International Mobile, Arve Johansen
Executive Vice President and head of Telenor Nordic, Morten
Karlsen Sørby
Executive Vice President and head of Telenor Broadcast,
Stig Eide Sivertsen
Executive Vice President Jan Edvard Thygesen

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
	By:	/s/ Torstein Moland Name: Torstein Moland (sign.) Title: CFO
Date: February 01, 2005